THE OPPORTUNITY

THE DEMAND

A 2015 Nielsen study showed that more than 50% of women seek out and will spend more on beauty products labeled cruelty-free, all-natural, and plant-based. *And yet...* Half of the $60 billion spent on beauty each year in the U.S. is not going to products with these labels. Therein lies the problem and Petit Vour's opportunity.

THE PROBLEM

Mainstream retailers may offer a selection of cruelty-free products, but they're hindered from authentically relating to shoppers on ethical issues and inspiring their full purchasing power. Conversely, niche cruelty-free retailers – which are few in number – typically lack mainstream quality and style preferences.

THE SOLUTION

Uphold the highest cruelty- free and ingredient-conscious standards with mainstream quality and style preferences. Utilize the beauty box model as a gateway for those who wish to explore or transition to cruelty-free beauty. Wrap everything in a style-first shopping experience.

We call this *the Creme de la Cruelty-Free.™*

THE MARKET

$60 BILLION	$25-30 BILLION	$3 MILLION
BEAUTY PURCHASES[1]	STRONG INTEREST IN CRUELTY-FREE	PETIT VOUR MARKET SHARE
TOTAL AVAILABLE MARKET IN THE US	SERVICEABLE AVAILABLE MARKET	AS OF 2016

COMPETITIVE ADVANTAGE

Strong Brand Identity: Our experienced team handles all strategy, campaign execution, and art direction to create a luxe, elevated brand-feel that is unmet by any other "cruelty-free" or "vegan" retailer. In addition, we conceptualize and produce high quality, on-brand photography and video for visual consistency. Our clarity and authenticity about our standard, coupled with this visual identity has created a strongly committed fan base.

Product Standard: We have the highest standard in sourcing our products: each and every item in our shop is cruelty-free, vegan, and entirely non-toxic with an EWG (Environmental Working Group) rating of 1-2. Once a product meets our ingredient standard, then every member on our team vets its performance and aesthetic before it ever hits our shelves.

Product Offering: We're the only beauty box in our category with a full lifestyle retail component; each one drives conversion to the other:

Size: We have the largest customer base in both the vegan and non-toxic beauty box markets. This year alone, we've processed over 85,000 orders with over 20,000 unique customers.

Scalability: Our beauty box has the lowest price in our category (over 20% lower than our closest competitor), yet our standards are the highest. Our closest competitors have boxes starting at $23, $25, and $30/box.

OUR PROGRESS SO FAR

We have come a long way from packing beauty boxes in our living room. Today we have the largest customer base in both the vegan and non-toxic beauty box markets with over 85,000 orders and 20,000 customers in the last 12 months. In Q3 of 2017 we introduced fashion and accessories, and in just over a year have managed to pivot our brand from just a beauty box subscription to a massive ethical lifestyle brand, recognizable for its high-quality and high-standard curations. We've been income-positive every fiscal year-end since our launch, and our next step is expanding our sales and marketing to scale both the box and shop for greater reach and margins.



Projected Revenue 2018: $3,000,000
$3M
$2.25M
$1.5M
$750K
0
20%
15%
10%
5%
0
2013
2014
2015
2016
2017
2018
Annual Revenue
Profit Margin

PROFITABLE SINCE DAY ONE

THE NUMBERS

$8M+	$3M	42%-152%	90%
Lifetime Revenue	Expected Revenue 2018	YOY Revenue Growth	Subscription Box Retention
$30	**$94**	**$81**	**20K**
Cost of Customer Acquisition	Customer Lifetime Value	Average Shop Order Value	Unique Customers in Last 12 Months

KEY PERFORMANCE INDICATORS

Box-to-Shop Conversion

Our revenue is balanced between our beauty box and online shop (55% to 45%). This balance is driven by high box-to-shop conversion, which is essential to scaling a beauty box service. Without shop conversion, brands become a scarce resource.

Customer Retention

Our beauty box retention is 90% month-to-month, and our shop repeat order rate is 65% every month. Our high retention is fueled by our aesthetic and style combination, and an unparalleled loyalty program offering 20% back in PV Points on purchases.

Brand Retention

Brand retention is a strong indicator of beauty box health. There are far fewer brands than customers, so if they don't come back your subscription won't last. We have brands that have been featured 5+ times over the past few years and some plan features with us multiple times per year. Brand interest is so high that our boxes are typically fully booked 6-12 months in advance.

WHAT'S ON THE HORIZON

PRODUCT EXPANSIONS
New Box Options
Branded + Co-Manufactured Products
Events & Partnerships
Brick & Mortar

MARKETING SUPPORT
Social Media: Current CPA $30-50
Non-Profit Partnerships: Current CPA $18
Affiliate Program: Current CPA $10-18
Customer Referral Program: CPA $5
Celebrity & Influencer Partnerships*

**Our current list of celebrity customers includes Emily Deschanel, Sofia Vergara, and numerous Hollywood makeup artists and staff.*

Letter to Investors



Hello Investors,

First of all, thank you for your interest in Petit Vour as an investment! Six years ago, we set out to create a space that merged cruelty-free ethics with a luxury standard. We have long since proven that, with a beautiful execution, cruelty-free can in fact garner broad interest from women everywhere and is not only the future of the cosmetics industry, but a responsible choice as a profitable venture.

My partner, Ryan, and I are die-hard enthusiasts when it comes to finding the absolute best in cruelty-free and that stems from a genuine passion for shifting the market to modern alternatives that cause less harm to animals and our planet. We believe our success is the result of our ambition, the shared goals we have with our responsible brand partners, and the trust our fans have placed in us as both tastemakers and leaders in the animal welfare community. Our relationships and understanding of both customer and partner needs has allowed us to curate the most respected vegan beauty box on the market and continually evolve, gaining thousands of former mainstream (non-cf) beauty box subscribers and collecting an impressive number of notable accolades.

We're so honored to have come so far, but more importantly, to have this opportunity to take our mission further, and with you by our side. If you want to see a world where 'the best' in cosmetics is synonymous with the most ethical, join us.

Thank you truly for your consideration,

Madeline Alcott & Ryan Miner

Meet the Founders



Madeline Alcott
Co-CEO, Co-Founder
Directs brand identity and partnerships. Networked throughout the industry. University of Texas.



Ryan Miner
Co-CEO, Co-Founder
Directs finance and operations. University of Texas, Johns Hopkins.

AND THE REST OF THE TEAM

Jan Makowski
Creative Producer
Directs and produces creative. Took Kendra Scott to $1B valuation. University of Delaware.

Nabila Juma
Designer + Developer
Creates and manages all visual collateral. Maryland Institute College of Art, Cornell University.

Interview

– COLLAPSE ALL

WF: How did the business get started?

PV: It got started about five years ago. I was in school at Johns Hopkins, earning my second degree, and my co-founder, Madeline, was living on the east coast as well. She'd been interested in beauty for a long time and had been vegan for about seven years. The cruelty-free beauty industry was expanding, and there were a lot of small brands starting that you couldn't access in brick and mortar retail locations. That time period also was sort of the dawn of subscription boxes. Madeline saw a really good opportunity to provide a way for people to sample all of these vegan, plant-based, cruelty-free products.

The business grew quickly, and within about a year, I left school to partner with her. We both knew early on that we wanted Petit Vour to be more than a subscription box. Our customers needed more than a way to sample these items, so an online shop was a natural step for us.

WF: How did your product evolution happen?

PV: You're never smarter than the collective mind of your customer base, so it started based on the needs of our customers and developed into a more strategic, long-term focus.

Within a year of starting the subscription box, we launched the retail shop. It made sense that it would be simpler for customers to purchase through us than to search for the websites of each of the brands they'd tried and then buy the products individually from each company's site.

Once we saw how quickly that grew sales-wise, we realized that we should start experimenting and bringing in new products. The first was vegan leather handbags. One of those brands, Angela Roi, has grown to be our highest-selling individual brand.

We brought in more and more items. Shoes did exceptionally well. We brought in fashion this past year. Growth has been driven by the customer. They were asking for something, and we brought it in, and it sold really well.

WF: Why do people identify with your brand as opposed to some competitors?

PV: In the vegan and non-toxic retail markets, we're a very unique brand. Vegan, cruelty-free, and plant-based lifestyles have been around for many years, but they tend to align themselves with eco-minimalism. When we started Petit Vour, it was very important to us to build something that was more accessible to mainstream women who want cruelty-free products but don't want to be restricted to a minimalist lifestyle. We built Petit Vour not for the eco-minimalist, but for the eco-indulgent woman. Someone who is progressive and smart, who cares about her effect on the world, but who also wants to indulge. Everything from our branding to product selection to content is designed with this in mind. And we wanted to build Petit Vour to be able to exemplify a complete cruelty-free lifestyle, a brand that could develop everything from fashion to accessories to beauty in a way that wasn't awkward at all.

Interestingly, more than 50 percent of our customer base is non-vegan. And we didn't expect that, especially because we've done little-to-no marketing outside of the vegan industry. But, while reviewing the responses to questions we ask on the beauty profiles, we noticed that more than half of our customers were not vegan. We realized that our brand had a lot of mainstream appeal, even when we weren't advertising it that way.

We're now developing our brand further to reach the much larger cruelty-free audience. More than 50 percent of women are interested in cruelty-free beauty and ethical fashion, whether it's fair trade or sweatshop-free. In 2015, 57 percent of women said it was moderate to very important when they looked for beauty. Another study showed that over 40 percent of women would pay more for cruelty-free products. And so, we decided to utilize "cruelty-free" a lot in our branding, rather than just vegan and non-toxic.

Of course, we're still entirely plant-based, but we really want to bring Petit Vour to mainstream audiences in a way that other vegan companies like Hampton Creek have brought vegan products to places like Walmart and Target. Every 7-Eleven in the United States has vegan mayonnaise on their prepared foods, and you wouldn't even know it. You get your hotdog and they put vegan mayonnaise on it. Hampton Creek got that deal because they positioned themselves as a mainstream alternative. We don't want to be in Walmart or 7-Eleven, of course, but there are some parallels between our strategies. The parallel is how we're focusing on "cruelty-free" as a fairly universal value, whereas Hampton Creek focuses on a "healthy alternative" as a universal value. We are meeting that mainstream concern for health and cruelty-free products. But there are some big differences between us and Hampton Creek. We're more value-forward, because "cruelty-free" is inherently ethical whereas "healthy" is less so. The Petit Vour brand is not meant to be quietly among the mainstream—our mantra from the beginning has been Be Bold Be Kind. But we're finding ways to bridge the gap between vegan products and mainstream ethical concerns, so that our boldness inspires a greater audience.

WF: Why wouldn't people buy cruelty-free products?

PV: I suppose, simply put, they're just not finding the same benefits that non-cruelty-free products are providing them—or the same benefits that non-cruelty-free retailers are providing them. And like anything else, it's a combination of reality and perception. Searching for the little bunny on that back of a product at Sephora doesn't fully capture and reward you for the decision you are making. Our beauty is made up of the ways we feel, act and look. As cruelty-free products catch up to the rest in terms of efficacy, the ways that they surpass in how they make us feel will only become more pronounced. Cruelty-free beauty products, when effective, make you more beautiful because they capture a wider view of beauty.

WF: If it's so clear that the audience cares, why aren't brands like Procter & Gamble or Johnson & Johnson doing cruelty-free?

PV:

It's very difficult to promote cruelty-free products when you're a company that has non-cruelty-free products. If you try to do both, it's very difficult. The industry requires authenticity.

Animal testing and toxic ingredients are interwoven into traditional manufacturing and retailing. And if you launch a cruelty-free product, it tends to draw attention to the fact that the rest of your products are not cruelty-free. As a retailer, if you launch a cruelty-free section, you risk upsetting all your other brands. We've seen this with companies like Birchbox creating an "ingredient conscious" section. It draws attention to the questionable ingredients in the rest of your shop. And with a "cruelty-free" section, aside from upsetting your other brands, it would hinder the retailer from creating a customer experience that truly acknowledges and inspires that ethical concern. The branding and advertising options are limited and it works against building trust with your customers. It's difficult to convey authenticity and build trust with consumers on these issues if you offer conflicting standards

WF: And how many 100 percent cruelty-free companies are there?

PV:

There are hundreds of cruelty-free beauty brands, though not many retailers. There are some non-toxic retailers that don't have products tested on animals, so they are technically cruelty-free, but the experience is positioned as a healthy alternative for your beauty routine, so it's a completely different customer experience. At Petit Vour, we brand ourselves as the "creme de la cruelty-free," and our language and visuals present a value-forward beauty ideal, so that is what customers are going to experience when they shop with us. We view the world through a different lens. There's really few like Petit Vour in that regard.

WF: How have you been able to stand out in a saturated industry?

PV: Countless beauty boxes have come and gone during our five years in business. It's very hard to serve the brand and the customer at the same time. They both have different desires, and that balancing act is one of the biggest hurdles for a beauty box to keep up. That's the major reason that our niche is surprisingly not that saturated. Because a niche market can make it even more difficult. Fewer brands, most with smaller marketing budgets, ends up making the balancing act of producing a profitable subscription service that much harder. It was no easy task building a beauty box with triple-digit yearly growth that was income-positive every year. So, on one hand, we've stood out by navigating the beauty box industry very well.

But we've also stood out with the brand we've built. We built a style-forward brand with mainstream appeal and very strict standards. On one hand, that's very hard to get off the ground, because you have to convince these niche brands to work with you when they don't have money to risk. But over time we've proven our value—our conversion rate is among the best in the industry—which makes our beauty box one of the most cost-effective marketing strategies for brands in our industry. So it's much easier now, because we have a lot of data to show to potential brands. And that's also why we have brands that have been feature 5+ times over the past few years. Some we work with 3+ times per year. Everyone knows to measure a beauty box by its customer retention rate, but you should also look at their brand retention rate. Do those featured brands come back again? If so, how often? That a resource that can dry up quicker than anything else.

WF: It sounds like the box is really well put together. Do you make much profit on that?

PV: Our beauty box and the shop have similar profits (around 30%) and both have exceptional rewards aspects to them. With our beauty box, subscribers get $4 back each month for reviewing the products in their boxes. With non-subscription purchases in the shop, customers get 20% back in PV Points, which can be redeemed to use on future purchases.

Our rewards are unique, because a rewards program is typically going to devalue the product that you sell. There's a reason Louis Vuitton doesn't have a program where you get 20 percent back when you buy a bag. I don't need to incentivize you to buy a luxury bag. If I give you a discount, I'm jeopardizing the brand or at least devaluing it in my marketing. But, we have a unique ability to offer rewards while enhancing brand image for the brands we work with. We're founded on being an ethical business, and every aspect of our branding reinforces this, so our rewards program is wrapped into this same ideal of being honest, authentic, and supporting the brands that we care so much about. So, our rewards program has the opposite effect of most out there. It enhances the value of a product to be among the "creme de la cruelty-free," all while providing an affordable means to shop.

WF: Do you have any numbers around cost of acquisition for the subscription box?

PV: Our acquisition cost ranges from $10-50, currently averaging around $30. Our cost per acquisition on social media is $30-50, depending on budget, and our blogger and affiliate network is $10. As we expand our affiliate program and implement a customer referral program, we expect our CPA to drop.

WF: What is your customer lifetime value?

PV: Our lifetime value is $90 to $98. That's based on attracting a new beauty box customer.

WF: What size of product do customers get in the subscription box?

PV: We do some full-sized, but mostly travel. The things that tend to be full-sized will be makeup items, because makeup samples can sometimes be difficult to make, whereas you can do a smaller sample of a skin-care item more easily. You get 2-10 uses in the smaller sizes.

WF: When you keep sending customers a subscription box with five or ten products in it, and they buy some of the products for ongoing use, what happens when they develop a regimen and don't need more samples?

PV: Though this can happen, and these customers typically end up becoming avid shoppers with us rather than subscribers, more often customers want to take a break for a while. We have a very open cancellation policy. Cancel anytime, and we wish you well and hope to see you soon. And we're definitely helped by the fact that we're based on these principles and we emotionally connect with our customer base. That means most of these customers come back after taking a break. It's fun, and you feel good about yourself because you're doing something positive, and you get these great brands. And new brands and products are being launched all the time, so there's usually a reason to re-subscribe. That's why our retention is around 90 percent per month.

WF: How do you measure progress as a business?

PV: Customer lifetime value, cost per acquisition, repeat customer orders, repeat brand features, and of course sales growth. We're positioned to scale. We have the branding, product, infrastructure, and personnel to scale Petit Vour rapidly.

WF: How are you planning on evolving as a business?

PV: At the end of 2017, we opened up new headquarters in South Austin. We worked with a contractor to build a beautiful 6,500 sqft building perfectly suited to our needs, and this new setting has helped us attract a really fantastic team. We got an amazing creative producer to join our team from Kendra Scott, which is an Austin-based company valued at $1 billion. The campaign you see on our website now is one of the first major campaigns she's done for us. Incredible stuff. We're really excited to have her.

Filling out our team has put us in a position to scale all aspects of our business. Scaling the beauty box is one of our major goals over the next 12 months, particularly because our free cash flow per subscriber goes way up as we increase our subscription count. Currently it's under $1.80 per box, but once we scale from 10,000 to 30,000 subscribers, it will go up to $5 per subscriber—tripling per customer, meaning nine times the amount of free cash flow. We'll also be expanding our product selection in all areas of our business.

Company-branded products are another exciting step coming up for us. Not necessarily Petit Vour beauty products, because that could be a conflict of interest with our beauty brands that we want to promote, but other product areas. A lot is in the works with this, but I can't give specifics at this point.

Another major evolution will be in how we connect with our customers. Events, brick and mortar, and more. We have a human brand, and a real connection to our customer base. Meeting them in-person is the next step, and we're so excited for that potential.

WF: What percentage of the box do you produce versus sourcing from other producers?

PV: Everything is sourced. We don't manufacture anything now, but that is a potential in the future. I think it's a bit of a conflict of interest with the subscription box model. If we were to manufacture our own products, they would be select items that wouldn't be threatening to brands we carry. In the beauty realm, a makeup palette or a makeup bag would be a good example. But we have lots of other ideas like stationery, thank you cards, journals, notebooks, calendars, and more.

There's a huge potential to incorporate our values into products. We're exploring that option in ways that won't compete with the brands that we have in the beauty box. We want to be impartial. It's hard to be impartial with the beauty box when you make one out of the four products.

WF: How do these companies think about you? You provide a huge amount of affiliate traffic to them.

PV: We have great relationships with the brands we carry. And we have a lot of success stories with brands we've featured in our box. I'll just give one, French Girl Organics. They were an Etsy brand when Madeline found them. She immediately fell in love with the brand. Madeline, our co-founder, is very good at finding niche boutique brands that don't have a large e-commerce presence. Not long after we featured French Girl, they were in Anthropologie. They've exploded. And this is not uncommon. There are multiple brands that we've found when they were small, and they end up doing really well. Anthropologie's one of the retailers that has picked up a lot of beauty brands that we bring in. Free People as well.

Of course, Petit Vour's unique and elevated branding helps build positive brand relationships, but beyond that we're company made up of good people. Petit Vour's values are the held strongly by Madeline, me, and the whole team. And with brands, we don't promise things we can't give. The proof is in our repeat brand features. What we give them keeps them coming back, and their great products keep us wanting more as well.

WF: Can you talk a little more about Madeline's role and background, as well as yours? Why is this the best team to take over the industry in this way?

PV:

Madeline, our co-founder and co-CEO, deals primarily with the brand and visual identity. She's also the face of Petit Vour, though I'm coming out of the shadows a little bit now. Long before Madeline started Petit Vour, she walked the runway for Vaute Couture in New York. She'd built a lot of industry connections, and over the years, she's only gotten more networked into that industry. She gives public talks a number of times. She's run our social media accounts since the beginning. So, she's built hundreds of vital connections in the industry, and she has the same passion for authenticity standards.

I mostly oversee operations, quality control, and the technical aspects of Petit Vour, and then our KPI's and such. I studied finance at the business school at the University of Texas, and then I went to Johns Hopkins for a second degree before leaving to focus on Petit Vour fully.

We have a very positive company atmosphere because we've been very selective with the people we've brought on. Once that starts to unravel, it's hard to attract people to fix it, so you've got to keep it really positive and have high standards at the same time, from the beginning.

A lot of our key team members are in the creative realm. Our creative team has some exceptional members, like our creative producer, Jan Makowski, which I mentioned earlier. She was at Kendra Scott when they went from $2 million to $500 million in yearly sales. She's familiar with the environment of a fast-paced, growing company. She's seen the type of work ethic that is required to get there. She's also seen how companies change as they grow from a small size to a very large company that was just valued at $1 billion. She runs all of our video and digital photography and influences our creative and design choices. She has an MFA from University of Delaware.

Nabila Juma is our UX designer, has grown with us from nearly the beginning, and assumes many roles: front-end developer, graphic designer, photographer, photo stylist, and copy writer. She truly embodies the brand and understands what our customer is looking for. She has a BFA from the Maryland Institute College of Art and is a vital member of our creative team.

WF: When you think about the future of the business and its place in beauty, fashion, and beyond that, what is the plan?

PV: The industry is big. The worldwide potential is massive. We're pretty heavily in Canada right now. In just the US, though, you're still talking $60 billion a year. Even if you take a very conservative estimate of interest in cruelty-free, it's a $10 billion industry, and it's growing. So, even doing what we're doing now, we can be 10, 20, 50 times our size. It's already there.

We have plans to grow not just in what we do, but we can expand horizontally and vertically throughout the cruelty-free industry. From the beginning, it was important to us to craft a brand that represented a cruelty-free lifestyle, not a service, not a product, not one thing, but an ideal. So Petit Vour is a beauty ideal. Smart, progressive, indulgent—that's what we stand for.

There are so many ways to grow Petit Vour. We could expand all the way across the industry into food. Then, there's brick and mortar, of course. I think brick and mortar is not for every brand, but for us, I think it would work very well. Practically speaking, a beauty product is experiential. You want to touch it, feel it, try it, and sample it, in person. But our brand is the same way. We're not just a retailer or a service. Petit Vour embodies human values to the point it becomes an ideal in an of itself—like Nike's Just Do It. You can emotionally identify with the brand, to the point that being able to physically enter a store adds significantly to the customer experience. Take another brand, Anthropologie, they don't just sell you an item. They're selling you this experience, they're selling you a well-cultured, worldly, artistic brand, that is best experienced in their store. Petit Vour has an even greater potential to mean more to the customer than the product they are purchasing. We have a similar dreamlike brand like Anthropologie, the kind that makes people want to physically experience it, except that (similar to a brand like Nike) the Petit Vour brand also empowers the customer to become the brand. Be Bold Be Kind, that's our Just Do it.

We would take that step very carefully and make sure we had the expertise and plenty of funding lined up. None of our team members currently have experience designing or launching brick and mortar. We would get that experience before we ever decided to go in that direction. But we have some really cool brick and mortar events up our sleeve that we plan to launch on a small scale.

WF: Presumably to move on to retail, you have to start your own brand, right?

PV:

We'd take a similar route as Anthropologie (not in business ethics, just in retail strategy). Though they make some of the products they carry, mostly they're a curated retailer, and then they wrap their product selection in a dreamlike shopping experience.

We don't want to try to make that best thing in beauty. It's already out there. There are hundreds of brands that are doing it and getting better every year. We want to craft a place that enhances these products and wraps them into a cruelty-free shopping dream, with the creativity and magic you'd find at Anthro and the empowerment you'd find at Nike.

WF: What are you worried about? What keeps you up at night as a founder? What are your concerns?

PV:

From the very beginning, we knew that there were all of these things that Petit Vour could be, but it was just a subscription box with 500 subscribers at that time. And then it was a subscription box with 800 subscribers and then 1,000 and then 2,000, and then more. But there's so much more that we can accomplish than just growing our beauty box and inventory. We've been waiting for the chance to capitalize on these ideas, and that wait causes some fear.

My fear would be that we don't move quickly enough to capitalize on the immense opportunities at hand. Big VCs approach us all the time, because these opportunities are apparent, but we've been afraid to give up too much control of our company to an investment group that doesn't share our vision. If I lose any sleep, it's because I think I should be up and working. With the opportunity at hand, work equates to growth—hence the 50-150% yearly growth we've maintained since launching.

And, with regards to protecting our integrity, I feel that one way for us to grow quickly enough while guarding our values is by raising equity through Wefunder's platform. Our business is unique and the need for us is massive. I have zero fear of not working. We haven't had a year that we weren't net income positive. We're not worried about running out of money; we're just worried about growing faster. And when you want to grow from $3 million to $35 million in three years, you need to raise some money.

WF: As consumer tastes are so frequently changing, what is your protection against someone else coming in and replacing you?

PV:

In the cruelty-free industry, the need is massive and is not being served. It's growing every day. People are starting to realize this, and that's why you have brands popping up all the time. As much as it is good for the industry, your risk as a company is to go out of style when the next brand comes in.

I like to think of the cruelty-free industry as the gold rush. A valuable consumer demand is being discovered and everyone's rushing to build their brand and product. So, when you think about the gold rush, the surest bet isn't to go dig for gold; it's to facilitate the miners. That's what Petit Vour does. Our beauty box and shop assist the cruelty-free gold rush. We connect the best brands in the industry to consumers.

The industry isn't going anywhere. There's a zero percent chance that the cruelty-free concerns the public has are going to turn 180 degrees and go back. That's just not how progress works, and there's no reason to think that's ever going to happen. So, we're facilitating a growing industry. Brands and consumers are rushing to it to find that next thing that they love, and we're going to be the ones that help them do it. We feel very secure in that.

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RISKS

1 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

2 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the

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OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Petit Vour is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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